ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MARCH 4, 2024 DATE AND TIME: On March 4, 2024, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members elected, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: The Board members resolved on the payment of interest on capital to stockholders, ad referendum of the General Stockholders’ Meeting, and in accordance with sub item 6.8, X of the Company’s Bylaws and Stockholder Remuneration Policy, in the amount of R$ 0.2418 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.20553 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made until August 31, 2024. Interest will be recorded as credit to the specific account on March 27, 2024, based on the final stockholding position recorded on March 21, 2024, with their shares traded ex-rights starting March 22, 2024. CLOSING: With the work of the meeting concluded, Álvaro Felipe Rizzi Rodrigues, the meeting’s secretary, drafted these minutes and after it were read and approved by all, it was signed. São Paulo (SP), March 4, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence